FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

99.1 Peñasquito Technical Report dated August 9, 2007

99.2 Consent Letter for Fred Brown dated August 9, 2007

99.3 Consent Letter for Robert Bryson dated August 9, 2007

99.4 Consent Letter for Steven Ristorcelli dated August 9, 2007

99.5 Consent Letter for Reynaldo Rivera dated August 9, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: August 15, 2007	By: /s/ Peter Barnes
Name

Its: President and Chief Executive Officer
(Title)